UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                WORLDSPACE, INC.
                                ----------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    981579105
                                    ---------
                                 (CUSIP Number)

                                October 27, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ] Rule 13d-1(b)
                  [ X ] Rule 13d-1(c)
                  [   ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No.  981579105                                          Page 2 of 10 Pages



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               TCS CAPITAL INTERNATIONAL, LTD.

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                                  a. [   ]
                                                  b. [ X ]

3     SEC Use Only

4     Citizenship or Place of Organization

                  CAYMAN ISLANDS

                 5             Sole Voting Power
Number of                             1,092,392
Shares
Beneficially     6             Shared Voting Power
Owned By                              0
Each
Reporting        7             Sole Dispositive Power
Person                                1,092,392
With
                 8             Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,092,392

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                 [ X ]

11    Percent of Class Represented By Amount in Row (9)

                                 5.3%

12    Type of Reporting Person (See Instructions)

                                 CO

                                  SCHEDULE 13G

CUSIP No.  981579105                                          Page 3 of 10 Pages



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               TCS CAPITAL MANAGEMENT, LLC

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                                  a. [   ]
                                                  b. [ X ]

3     SEC Use Only

4     Citizenship or Place of Organization

               DELAWARE

                 5             Sole Voting Power
Number of                             1,092,392
Shares
Beneficially     6             Shared Voting Power
Owned By                              0
Each
Reporting        7             Sole Dispositive Power
Person                                1,092,392
With
                 8             Shared Dispositive Power
                                       0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,092,392

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                 [ X ]

11    Percent of Class Represented By Amount in Row (9)

                                 5.3%

12    Type of Reporting Person (See Instructions)

                                OO

                                  SCHEDULE 13G

CUSIP No.  981579105                                          Page 4 of 10 Pages



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               ERIC SEMLER

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                                  a. [   ]
                                                  b. [ X ]

3     SEC Use Only

4     Citizenship or Place of Organization

               UNITED STATES

                 5             Sole Voting Power
Number of                               1,768,841
Shares
Beneficially     6             Shared Voting Power
Owned By                                0
Each
Reporting        7             Sole Dispositive Power
Person                                  1,768,841
With
                 8             Shared Dispositive Power
                                        0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,768,841

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                 [   ]

11    Percent of Class Represented By Amount in Row (9)

                                 8.5%

12    Type of Reporting Person (See Instructions)

                                  IN; HC

                                                              Page 5 of 10 Pages


Item 1(a)     Name of Issuer:

              WorldSpace, Inc. (the "Issuer")

Item 1(b)     Address of the Issuer's Principal Executive Offices:

              2400 N Street, NW, Washington, D.C. 20037

Item 2(a)     Name of Person Filing:

              This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i) TCS Capital International, Ltd. ("TCS Capital International");

              ii)TCS Capital Management, LLC ("TCS Capital Management");and

              iii)Mr. Eric Semler ("Mr. Semler").

              This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, TCS Capital, LP, a Delaware limited partnership("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

              TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of TCS Capital and TCS Capital II. TCS Capital Management is the investment manager of TCS Capital International. In his capacity as the managing member of each of the General Partner and TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the TCS Capital International, TCS Capital and TCS Capital II.


Item 2(b)     Address of Principal Business Office or, if None, Residence:

              The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)     Citizenship:

              i) TCS Capital International is a Cayman Islands corporation;

              ii)TCS Capital Management is a Delaware limited liability company;
                 and

              iii)Mr. Semler is a citizen of the United States.

Item 2(d)     Title of Class of Securities:

              Class A Common Stock, par value $0.01 per share (the"Shares").

Item 2(e)     CUSIP Number:

              981579105

                                                              Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              This Item 3 is not applicable.

Item 4.       Ownership:

Item 4(a)     Amount Beneficially Owned:

              i) As of the date hereof, each of TCS Capital International and TCS Capital Management may be deemed to be the beneficial owner of the 1,092,392 Shares held for the account of TCS Capital International.

              ii) As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 1,768,841 Shares. This number consists of (A) 1,092,392 Shares held for the account of TCS Capital International, (B) 94,419 Shares held for the account of TCS Capital, and (C) 582,030 Shares held for the account of TCS Capital II.

Item 4(b)     Percent of Class:

              According to the Issuer's most recent Quarterly Report on Form 10-Q, the number of Shares outstanding as of September 7, 2005 was 20,757,147.

              i) The number of Shares each of TCS Capital International and TCS Capital Management may be deemed to beneficially own constitutes approximately 5.3% of the total number of outstanding Shares.

              ii) The number of Shares Mr. Semler may be deemed to beneficially own constitutes approximately 8.5% of the total number of outstanding Shares.

Item 4(c)     Number of shares as to which such person has:



      TCS Capital International
      -------------------------

      (i)     Sole power to vote or direct the vote:                           1,092,392
      (ii)    Shared power to vote or to direct the vote                               0
      (iii)   Sole power to dispose or to direct the disposition of            1,092,392
      (iv)    Shared power to dispose or to direct the disposition of                  0


      TCS Capital Management
      ----------------------

      (i)      Sole power to vote or direct the vote:                           1,092,392
      (ii)     Shared power to vote or to direct the vote                               0
      (iii)    Sole power to dispose or to direct the disposition of            1,092,392
      (iv)     Shared power to dispose or to direct the disposition of                  0

                                                              Page 7 of 10 Pages


      Mr. Semler
      ----------

      (i)     Sole power to vote or direct the vote:                           1,768,841
      (ii)    Shared power to vote or to direct the vote                               0
      (iii)   Sole power to dispose or to direct the disposition of            1,768,841
      (iv)    Shared power to dispose or to direct the disposition of                  0

Item 5.       Ownership of Five Percent or Less of a Class:

              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              The Shareholders of TCS Capital International have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital International in accordance with their ownership interests in TCS Capital International.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

              This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

              This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

              By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     November 4, 2005                TCS CAPITAL INTERNATIONAL, LTD

                                            By:     TCS Capital Management, LLC
                                                    its Investment Manager

                                            By:     /s/  Eric Semler
                                            ------------------------
                                                    Name:  Eric Semler
                                                    Title: Managing Member


Date:     November 4, 2005                TCS CAPITAL MANAGEMENT, LLC

                                            By:     /s/  Eric Semler
                                            ------------------------
                                                    Name:  Eric Semler
                                                    Title: Managing Member


Date:     November 4, 2005                ERIC SEMLER


                                            /s/ Eric Semler
                                            ---------------

                                                              Page 9 of 10 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.  Joint Filing Agreement, dated as of November 4, 2005, by                  10
    and among Mr.Eric Semler, TCS Capital Management, LLC and TCS
    Capital International, Ltd.

                                                             Page 10 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Shopping.com Ltd., dated as of November 4, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     November 4, 2005               TCS CAPITAL INTERNATIONAL, LTD.

                                           By:     TCS Capital Management, LLC
                                                   its Investment Manager

                                           By:     /s/  Eric Semler
                                           ------------------------
                                                   Name:  Eric Semler
                                                   Title: Managing Member


Date:     November 4, 2005               TCS CAPITAL MANAGEMENT, LLC

                                           By:     /s/  Eric Semler
                                           ------------------------
                                                   Name:  Eric Semler
                                                   Title: Managing Member


Date:     November 4, 2005               ERIC SEMLER


                                           /s/ Eric Semler
                                           ---------------